SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
PETROBRAS QUÍMICA S.A.- PETROQUISA

Public Company

PRESS RELEASE

Incorporation of Shares of Petroquisa

(Rio de Janeiro, April 17, 2006) - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company and PETROBRAS QUÍMICA S.A. – PETROQUISA, [Bovespa: PTQS3/PTQS4], announce that their respective Boards of Directors have approved the conditions for the operation of incorporation of the shares of PETROBRAS QUÍMICA S.A. – PETROQUISA by PETRÓLEO BRASILEIRO S.A. - PETROBRAS, and have authorized the convening of an Extraordinary General Meeting (EGM) of Shareholders of both Companies for approving the matter on May 22 2006.

Currently, about 1% of PETROQUISA’s capital stock is dispersed among minority shareholders, PETROBRAS holding the remaining 99%. The main objective of the share incorporation is to encourage the alignment of the strategic interests of both Companies, thus anticipating potential conflicts and fomenting the rationalization and optimization of investment plans.

The Companies expect the following benefits to accrue from the share incorporation:
(i) merging of the capital structure;
(ii) enhanced capital capacity, increasing the range of alternative sources of capital which can be called upon; and
(iii) greater flexibility for new investments, greater efficiency in the corporate structure and in the execution of strategic decisions.

With specific respect to PETROQUISA’s existing shareholders, which indirectly shall continue to benefit from the company’s results, the Companies envisage the following advantages:
(i) access to a dividend policy characterized by financial flexibility, transparency and minimization of risks to the shareholders;
(ii) greater liquidity of investments since PETROBRAS’ shares are traded on the São Paulo Stock Exchange – Bovespa, where they have a leading position on the Ibovespa, and the New York Stock Exchange, their American Depositary Receipts (ADRs) ranking among the most heavily traded among all ADRs listed on that stock exchange; and
(iii) entry into a company with an investment grade rating.

The exchange ratio of the common and preferred shares issued by PETROQUISA for preferred shares issued by PETROBRAS will be effected on the basis of an economic-financial evaluation elaborated by ING BANK N.V, duly hired by PETROBRAS to evaluate PETROBRAS and PETROQUISA, using the discounted cash flow methodology as at December 31 2005, attributing 3.487 (three, decimal point, four hundred and eighty-seven hundredths of one decimal point) preferred shares issued by PETROBRAS for each lot of 1,000 common or preferred shares issued by PETROQUISA.

The share incorporation shall result in the increase in PETROBRAS’ capital stock, through the transfer to its assets of shares issued by PETROQUISA currently trading in the market, on the basis of their equity value, according to the balance sheet as at December 31 2005.For the purposes of the share incorporation, 687,646 (six hundred and eighty-seven thousand, six hundred and forty-six) new PETROBRAS nominative preferred shares, with no par value will be issued, article 4 of PETROBRAS’ bylaws being changed to reflect the increase of the capital stock and the number of shares into which it is divided.

The preferred shares of PETROBRAS issued in favor of PETROQUISA’s shareholders as a consequence of the incorporation of shares, shall be entitled to all the rights pursuant to PETROBRAS’ bylaws with respect to the shares of that same type. Preferred shareholders shall participate fully in any dividends or interest on shareholders’ equity that may be declared by PETROBRAS as from the date of PETROBRAS’ Extraordinary General Meeting, which approves the incorporation of PETROQUISA’s shares.

PETROBRAS shall not issue common shares as a result of this share incorporation.

Fractions of shares arising from the substitution of the position of each PETROQUISA shareholder, shall be rounded down to the next full number and the difference paid in cash by PETROBRAS within 30 business days as from the receipt of the funds raised by PETROBRAS, from the sale on the São Paulo Stock Exchange of the corresponding shares of this sum total of the share fractions.

The fractions of shares resulting from the substitution of the position of each PETROQUISA shareholder shall be grouped in full share amounts for subsequent sale by auction on the São Paulo Stock Exchange in accordance with the notice to shareholders to be published following the holding of the EGMs of both Companies approving the shlare incorporation.

PETROQUISA’s shareholders with a shareholding participation that is insufficient for entitlement to at least one (01) PETROBRAS share, may complete the difference in cash necessary to obtain one (01) PETROBRAS share.

In order to comply with the alternative criteria pursuant to article 264 of Law 6,404/76, ERNST & YOUNG AUDITORES INDEPENDENTES S/S was selected and duly hired by PETROBRAS to evaluate PETROBRAS and PETROQUISA on the basis of the book value of both Companies as at the base date of December 31 2005, resulting in the substitution ratio of 4.496 (four, decimal point, four hundred and ninety six hundredths of one decimal point) preferred shares issued by PETROBRAS per lot of 1,000 common shares or per lot of 1,000 preferred shares issued by PETROQUISA.

In full compliance with the provisions to article 252, paragraph 1 and 2 of Law 6,404/76, withdrawal rights shall be granted to shareholders of the ordinary shares of PETROBRAS and the holders of common and preferred shares of PETROQUISA that dissent from the decision approving the Share Incorporation. Similarly, withdrawal rights will be granted to those shareholders that do not participate in the pertinent Extraordinary General Meeting and expressly declare the intention to exercise their right of withdrawal within 30 (thirty) days as from the publication of the minutes of the Extraordinary General Meetings of both Companies that approve the share incorporation.

Payment of the respective reimbursement shall depend on the effective completion of the operation pursuant to article 230 of Law 6,404/76, and shall be made up to the fifth business day following the date of conclusion of the operation, to the shareholders that substantiate their entitlement on April 17, 2006. The dissenting shareholder failing to exercise withdrawal rights within the established period shall forgo these rights pursuant to article 137, paragraph 4 of Law 6404/76.

The shareholders of preferred shares of PETROBRAS shall not be entitled to withdrawal rights given the shares dispersed nature and liquidity, pursuant to clause II of article 137 of Law 6,404/76.

The dissenting shareholders of PETROBRAS’ common shares shall be entitled to the reimbursement of their shares at the value of R$ 18.39956115 per share according to the approved balance sheet as at December 31 2005.
For the purposes of withdrawal rights, PETROQUISA’s dissenting shareholders shall have the right to reimbursement of their shares, at the economic value, entitling them to R$ 153.47 (one hundred and fifty-three Reais and forth-seven centavos) per lot of 1,000 preferred or common shares issued by PETROQUISA.

In addition, the incorporation of PETROQUISA’s shares by PETROBRAS is subject to the opinion of the Fiscal Councils of PETROBRAS and PETROQUISA, in accordance with clause III of article 163 of the Corporate Law.

All information and documents with respect to the share incorporation process, including the operation’s protocol and justification instrument, reports, opinions and financial statements shall be made available to shareholders, at a place to be determined at the time of publication of the convening notice for the Companies’ EGMs for the purposes of approving the incorporation of shares.

     Almir Guilherme Barbassa
CFO and Investor Relations Director
Petróleo Brasileiro S.A. – Petrobras

     Maria das Graças Silva Foster
President and Investor Relations Director
Petrobras Química S.A. – Petroquisa

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.